Exhibit 4.11

Description of Our Securities

Pursuant to Section 12 of the Securities Exchange Act of 1934

The following description is a description of Transportation and Logistics Systems, Inc.’s (the “Company”) securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

As of April 14, 2025, the Company has one class of securities registered under Section 12 of the Exchange Act, its common stock, par value $0.001 per share (the “Common Stock”).

The following is a summary of information concerning capital stock of the Company. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of the Company’s Amended and Restated Articles of Incorporation, as amended, (the “Charter”) and Amended and Restated Bylaws of the Company (the “ByLaws”), and are entirely qualified by these documents.

Common Stock

Authorized Shares. The Company is authorized to issue up to fifty billion (50,000,000,000) shares of Common Stock.

Dividends. Subject to the rights of holders of outstanding shares of any of the Company’s preferred stock, if any, the holders of Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the Board of Directors in its discretion out of funds legally available for the payment of dividends.

Voting Rights. Each share of Common Stock is entitled to one vote per share on matters voted on by the stockholders.

Liquidation Rights. Subject to any preferential rights of outstanding shares of Preferred Stock, holders of Common Stock will share ratably in all assets legally available for distribution to our stockholders in the event of dissolution. As of December 2, 2024, (i) holders of shares of Series E Convertible Preferred Stock have the right to receive a liquidation preference equal to (A) $13.34 per share and/or other property received by the Company pursuant to such liquidation, dissolution or winding up and (B) the same amount as holders of Common Stock on an as-converted basis per share prior to any distribution or payment to the holders of Common Stock; (ii) holders of shares of Series G Convertible Preferred Stock have the right, pari passu with the holders of Series E Convertible Preferred Stock, to receive a liquidation preference equal to the sum of (A) the amount per share of the Common Stock divided by $10.00, (B) unpaid dividends and (C) the same amount as a holder of the Common Stock on an as-converted basis; and (iii) holders of shares of Series H Convertible Preferred Stock have the right to receive payment equal to holders of the Common Stock on an as-converted basis, preferential to such holders of Common Stock, but subordinate to the rights of holders of any other series of Preferred Stock.

Other Rights. The shares of Common Stock are not subject to redemption by operation of a sinking fund or otherwise. Holders of shares of Common Stock are not currently entitled to pre-emptive rights.

Fully Paid. The issued and outstanding shares of Common Stock are fully paid and non-assessable.

Listing. The Common Stock is quoted on the OTC Expert Market under the symbol “TLSS”.